# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MasterBrand, Inc., CIK 0001941365
CUSIP: 57638P104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Suite 300, Beachwood, Ohio (OH), 44122
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,200,117; sole dispositive power 0; shared dispositive power 13,200,117; aggregate amount beneficially owned 13,200,117 (6.5% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,380,699; sole dispositive power 0; shared dispositive power 10,380,699; aggregate amount beneficially owned 10,380,699 (5.1% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,380,699; sole dispositive power 0; shared dispositive power 10,380,699; aggregate amount beneficially owned 10,380,699 (5.1% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,200,117; sole dispositive power 0; shared dispositive power 13,200,117; aggregate amount beneficially owned 13,200,117 (6.5% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,200,117; sole dispositive power 0; shared dispositive power 13,200,117; aggregate amount beneficially owned 13,200,117 (6.5% of the class)

## Item 1. Issuer
Name of issuer: MasterBrand, Inc.
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Suite 300, Beachwood, Ohio 44122

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) Gray is a United States citizen; and (v) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 13,200,117 shares of common stock, $0.01 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 10,380,699 shares of Common Stock; (iii) CCP is the beneficial owner of 10,380,699 shares of Common Stock; (iv) Gray is the beneficial owner of 13,200,117 shares of Common Stock; and (v) Shackelton is the beneficial owner of 13,200,117 shares of Common Stock.
Percent of class: (i) CCM - 6.5%; (ii) CC - 5.1%; (iii) CCP - 5.1%; (iv) Gray - 6.5%; and (v) Shackelton - 6.5%. The ownership percentage of each Reporting Person has been calculated based on 203,490,490 shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 13,200,117 shares of Common Stock for CCM; (ii) 10,380,699 shares of Common Stock for CC; (iii) 10,380,699 shares of Common Stock for CCP; (iv) 13,200,117 shares of Common Stock for Gray; and (v) 13,200,117 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 13,200,117 shares of Common Stock for CCM; (ii) 10,380,699 shares of Common Stock for CC; (iii) 10,380,699 shares of Common Stock for CCP; (iv) 13,200,117 shares of Common Stock for Gray; and (v) 13,200,117 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 10,380,699 shares of Common Stock and the Separate Account is the record owner of 2,819,418 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Executed by Ash Cousins pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit 99.2 to the Amendment No. 2 to Schedule 13G filed by Coliseum Capital Management, LLC on May 15, 2026.

## Signatures
- Coliseum Capital Management, LLC: /s/ Ash Cousins, Ash Cousins/Attorney-in-fact (08/17/2026)
- Coliseum Capital, LLC: /s/ Ash Cousins, Ash Cousins/Attorney-in-fact (08/17/2026)
- Coliseum Capital Partners, L.P.: by: Coliseum Capital, LLC, its General Partner, /s/ Ash Cousins, Ash Cousins/Attorney-in-fact (08/17/2026)
- Adam Gray: /s/ Ash Cousins, Ash Cousins/Attorney-in-fact (08/17/2026)
- Christopher Shackelton: /s/ Ash Cousins, Ash Cousins/Attorney-in-fact (08/17/2026)